UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

HALL STRUCTURED FINANCE II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10770

Texas	75-2503042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2323 Ross Avenue, Suite 900 Dallas, Texas (Address of principal executive offices)	75201 (Zip Code)

(214) 269-9500
Registrant’s telephone number, including area code

Debentures
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described in this Semiannual Filing.

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2020 and audited historical financial statements and related notes thereto as of and for the year ended December 31, 2019.

Overview

Hall Structured Finance II, LLC (“HSF”) is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing on a value-add basis for multifamily, hotel, office, condominium, mixed use, and other commercial real estate projects located throughout the United States (collectively, the “Loans” and each individually a “Loan”). We focus on debt financing opportunities that are underserved by banks and other institutional providers of debt. Our primary focus has been in providing first lien construction financing, that is non-recourse upon completion. Our loan programs are designed to provide financing options to real estate investors and developers in meeting their financing needs as an alternative to conventional lending programs offered by banks and other institutional capital providers.

For a discussion of certain factors that may influence future results of operations, see “Trend Information” below.

Operating Results

Results of Continuing Operations - Six-month period ended June 30, 2020 compared to six-month period ended June 30, 2019.

Our results on continuing operations for the six-month periods ended June 30, 2020 and 2019 were as follows:

	For the Six Months Ended
	June 30
	2020	2019	Variance
Net interest income:
Interest income	$23,998,450	18,697,541	5,300,909
Interest expense	(9,515,810)	(7,842,255)	(1,673,555)
Net interest income	14,482,640	10,855,286	3,627,354

Noninterest expense:
Management fee	892,592	1,505,793	(613,201)
General and administrative	257,619	492,415	(234,796)
Total noninterest expense	1,150,211	1,998,208	(847,997)

Investment:
Dividend income	-	4,887	(4,887)
Net realized gain on sales of marketable securities	-	(494,317)	494,317
Change in net unrealized gain on equity securities available for sale	-	650,829	(650,829)
Total investment and other	-	161,399	(161,399)
Net income, before noncontrolling interest	13,332,429	9,018,477	4,313,952
Less net income attributable to noncontrolling interest	(515,373)	(468,448)	(46,925)
Net income attributable to Hall Structured Finance II, LLC	$12,817,056	8,550,029	4,267,027

Other comprehensive loss:
Change in net unrealized loss on corporate debt securities available for sale	-	80,048	(80,048)

Comprehensive Income	$12,817,056	8,630,077	4,186,979

2

Interest Income – Interest income was $23,998,450 for the six-month period ended June 30, 2020, an increase of $5,300,909 from the interest income for the six-month period ended June 30, 2019. This increase in interest income was primarily attributable to an increase in the average outstanding balance of loan receivables.

Interest Expense – Interest expense was $9,515,810 for the six-month period ended June 30, 2020, an increase of $1,673,555 from interest expense for the six-month period ended June 30, 2019.  This increase was primarily attributable to an increase in the average outstanding balance of loans payable.

Management Fee – The Management Fee for the six-month period ended June 30, 2020 was $892,592, compared to $1,505,793 for the six-month period ended June 30, 2019. The decrease of $613,201 is primarily related to a decrease in new loan origination commitment amounts, given the Management Fee is determined in part based on the total annual new loan origination commitment amounts. Refer to the Notes to the Financial Statements for more information. Effective January 1, 2017, the Company has employed and appointed HSF Holdings Management LLC (the “Manager”), pursuant to the terms of a management agreement which provides for the Manager to receive a management fee in an amount that approximates certain general and administrative expenses attributable to the Company, which includes among other items payroll costs attributable to personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year plus a reasonable profit thereon; the Management Fee does not cover direct general and administrative expenses payable to unaffiliated 3rd parties which include among other items certain legal expenses, advertising, and accounting  expenses.

General and Administrative – General and administrative expenses were $257,619 for the six-month period ended June 30, 2020, a decrease of $234,796 from general and administrative expenses for the six-month period ended June 30, 2019.  This decrease was primarily attributable to less marketing costs associated with the loans.

Investment – Investment income was $0 for the six-month period ended June 30, 2020, a decrease of $161,399 from investment income for the six-month period ended June 30, 2019. This decrease is attributable to all investments being sold in 2019.

Net Income Attributable to Noncontrolling Interest – The net income attributable to the noncontrolling interests was $515,373 for the six-month period ended June 30, 2020, an increase of $46,925 from net income attributable to the noncontrolling interests for the six-month period ended June 30, 2019.   This increase was primarily attributable to an increase in mortgage loans receivable and lower management fees and general and administrative expenses.

Liquidity and Capital Resources

As of June 30, 2020, we had $48,485,297 of cash and cash equivalents.

We had Loan Receivables outstanding of $487,939,641 as of June 30, 2020, of which $140,497,620 is due within the next year. As of June 30,2020, we had $355,199,337 of Loans Payable secured by a collateral assignment of individual Loan Receivables noted above, of which $117,898,116 is due within the next year.

We believe that the cash flow from Loans and the available cash and cash equivalents on hand will be sufficient to meet our normal operating expenses and other obligations during the next year.

Plan of Operations

We believe we have sufficient existing capital resources to fund our current lending obligations over the next 12 months under our current business model. The number of future projects that we will be able to finance will depend on, in part, the continuation of the availability of related debt financing. We expect existing sources of financing, together with new Bank Loans on those Loans which have not financed with to date, will be sufficient for us to implement our immediate business plan.

3

In the first quarter of 2020, a pandemic related to a novel strain of coronavirus (COVID-19) was declared. The spread of COVID-19 in the first half of 2020 has caused significant volatility in the U.S. and international debt and equity markets. The extent of the impact of the COVID-19 pandemic on the financial performance of the Company’s investments will depend on future developments, all of which are highly uncertain and cannot be predicted. The Company is continuing to actively manage our loan portfolio. As to those projects which secure loans that are under construction, for the most part, construction is continuing. The Company is also working with some of our borrowers, particularly those with hotels that are completed, on short-term loan modifications which generally provide for partial deferral of monthly debt service.

Trend Information

HSF did not close on any new Loans in the first six months of 2020, as compared to $154.7 million in new Loan commitments closed during the first six months of 2019. As a result of the COVID-19 pandemic, we paused our new lending efforts during the latter part of March 2020 through May 2020. However, we are currently actively seeking new loan opportunities, with a focus on providing construction loans secured by new to be developed multifamily properties across the United States.

For the years 2015 to 2019, the average size of our Loan commitments was approximately $31.3 million.

Item 2.	Other Information

None

Item 3.	Financial Statements

4

HALL STRUCTURED FINANCE II, LLC
AND SUBSIDIARIES

Consolidated Financial Statements

Six-Month Period ended June 30, 2020

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

	June 30, 2020	December 31, 2019
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$48,485,297	84,284,664
Restricted cash	875,297	1,241,056
Accounts receivable	151,151	3,247
Interest receivable	6,541,914	2,240,914
Other current assets	—	150,679
Mortgage loans receivable, current (note 3)	140,497,620	92,448,194
Total current assets	196,551,279	180,368,754
Mortgage loans receivable, net - long-term (note 3)	337,110,326	192,808,696
Total assets	$533,661,605	373,177,450

Liabilities and Member’s Capital
Current liabilities:
Escrows payable	$885,211	1,449,877
Accounts payable and other current liabilities	2,858,589	3,656,638
Loans payable, current (note 4)	117,898,116	68,886,140
Total current liabilities	121,641,916	73,992,655
Loans payable, net - long-term (note 4)	234,664,497	135,861,669
Debenture notes, net (note 5)	48,133,900	48,192,261
Affiliated note payable (note 6(b))	8,872,882	9,085,919
Note payable - other (note 5)	3,100,000	3,100,000
Total liabilities	416,413,195	270,232,504

Commitments and contingencies (note 7)

Total capital attributable to Hall Structured Finance II, LLC	109,950,711	97,133,655
Total Hall Structured Finance II, LLC capital	109,950,711	97,133,655
Noncontrolling interest	7,297,699	5,811,291
Total member's capital	117,248,410	102,944,946
Total liabilities and member's capital	$533,661,605	373,177,450

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the Six Months Ended
	June 30
	2020	2019
Net interest income:
Interest income	$23,998,450	18,697,541
Interest expense	(9,515,810)	(7,842,255)
Net interest income	14,482,640	10,855,286

Noninterest expense:
Management fee	892,592	1,505,793
General and administrative	257,619	492,415
Total noninterest expense	1,150,211	1,998,208

Investment:
Dividend income	-	4,887
Net realized loss on sales of marketable securities	-	(494,317)
Change in net unrealized gain of equity securities available for sale	-	650,829
Total investment and other	-	161,399
Net income, before noncontrolling interest	13,332,429	9,018,477
Less net income attributable to noncontrolling interest	(515,373)	(468,448)
Net income attributable to Hall Structured Finance II, LLC	12,817,056	8,550,029

Other comprehensive loss:
Change in net unrealized loss on corporate debt securities available for sale	-	80,048

Comprehensive Income	$12,817,056	8,630,077

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Capital

(Unaudited)

	Total capital attributable to Hall Structured Finance II, LLC	Accumulated Other Comprehensive Loss	Total Hall Structured Finance II, LLC capital	Noncontrolling Interest	Total Member's Capital
Balances – December 31, 2018	$118,543,248	(80,048)	118,463,200	4,731,036	123,194,236

Contributions	-	-	-	1,725,000	1,725,000
Change in net unrealized loss on corporate debt securities available for sale	-	80,048	80,048	-	80,048
Net income	8,550,029	-	8,550,029	468,448	9,018,477
Balances – June 30, 2019	127,093,277	-	127,093,277	6,924,484	134,017,761

Contributions	-	-	-	170,000	170,000
Distributions	(38,800,000)	-	(38,800,000)	(2,073,402)	(40,873,402)
Sale of investment in Hall Palm Springs, LLC	-		-	(45,094)	(45,094)
Change in net unrealized loss on corporate debt securities available for sale	-	-	-	-	-
Net income	8,840,378	-	8,840,378	835,303	9,675,681
Balances – December 31, 2019	97,133,655	-	97,133,655	5,811,291	102,944,946

Contributions	-	-	-	1,410,000	1,410,000
Distributions			-	(438,965)	(438,965)
Change in net unrealized loss on corporate debt securities available for sale	-	-	-	-	-
Net income	12,817,056	-	12,817,056	515,373	13,332,429
Balances – June 30, 2020	$109,950,711	-	109,950,711	7,297,699	117,248,410

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30
	2020	2019
Cash flows from operating activities:
Net income	$13,332,429	9,018,476
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of loan commitment fees	(2,900,453)	(2,216,467)
Accretion of premium/discount included in interest income	-	(32,868)
Net realized gain from sale of marketable securities	-	494,317
Change in fair value of equity securities available for sale	-	(650,829)
Amortization of deferred loan costs	856,334	588,638
Amortization of debenture costs	271,639	271,188
Change in assets and liabilities:
Accounts receivable	(147,904)	168,523
Interest receivable	(4,301,000)	(657,674)
Other current assets	150,679	14
Escrows payable	(564,666)	(308,294)
Accounts payable and other current liabilities	(798,049)	541,151
Net cash provided by operating activities	5,899,009	7,216,175
Cash flows from investing activities:
Sales of marketable securities	-	17,584,210
Receipt of loan commitment fees	497,250	3,774,605
Repayment of mortgage loans receivable	-	13,270,001
Increase in mortgage loans receivable	(189,947,853)	(82,347,443)
Increase in Affiliated Note Receivable	-	(38,975,807)
Net cash used in investing activities	(189,450,603)	(86,694,434)
Cash flows from financing activities:
Proceeds from loans payable	147,676,461	65,286,533
Repayment of loans payable	-	(11,890,000)
Proceeds from debenture notes	-	295,000
Repayment of debentures	(330,000)	-
Payment of deferred debenture costs	-	(36,409)
Payment of deferred loan costs	(717,991)	(612,467)
Repayment of affiliated note payable	(213,037)	8,971,069
Proceeds from note payable other	-	3,000,000
Capital contributions	1,410,000	1,725,000
Capital distributions	(438,965)	-
Net cash provided by financing activities	147,386,468	66,738,726
Net decrease in cash, cash equivalents and restricted cash	(36,165,126)	(12,739,533)
Cash, cash equivalents and restricted cash at beginning of period	85,525,720	60,062,913
Cash, cash equivalents and restricted cash at end of period	$49,360,594	47,323,380
Supplemental disclosures:
Interest paid	$8,323,813	6,623,409
Change in net unrealized loss on corporate debt securities available for sale	-	80,048

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

Hall Structured Finance II, LLC (HSF II) was formed on January 14, 2013 by Hall Phoenix/Inwood Ltd. (HPI), its sole member. HSF II and its subsidiaries are collectively referred to herein as the Company. The Company was formed for the purpose of providing financing and capital, directly or through subsidiaries in which it maintains a controlling interest, to unaffiliated third-party parties. Loans and capital provided by the Company are primarily secured by 1st mortgage deed of trusts and mortgages encumbering income producing commercial real estate projects. In certain instances, the Company has provided second lien mortgage loans, mezzanine loans, and preferred equity.

(b)	Basis of Accounting

The accompanying consolidated financial statements include the accounts of HSF II and the accounts of the entities in which HSF II has a controlling interest (collectively, the Company), and have been prepared on the accrual basis of accounting and conform to U.S. generally accepted accounting principles (U.S. GAAP) and the instructions to 1-SA of Regulation A. The Company considers ownership interests, and the extent of control it exerts, when determining whether or not to consolidate investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for future periods.

(c)	Noncontrolling Interest

Noncontrolling interests represent the noncontrolling interest holders’ share of the equity of certain subsidiaries that are consolidated. Net income is allocated to the noncontrolling interest holders in accordance with the respective subsidiaries’ governing agreements.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, interest receivable, other current assets, escrows payable, and accounts payable and other current liabilities are recorded at cost, which approximate their fair value due to the current nature of these assets and liabilities. The carrying values of mortgage loans receivable, loans payable, debenture notes, affiliated note payable and note payable-other approximate their fair values based on interest rates and terms currently available for similar instruments.

(f)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(g)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Restricted cash represents cash held in escrow for the benefit of borrowers for the payment of future taxes, insurance, and/or deferred maintenance on properties.

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(h)	Marketable Securities

Marketable securities consist of corporate debt and equity securities. The Company classifies its debt and equity securities as available-for-sale (AFS), as they do not meet the criterion to be classified as held-to-maturity or trading based on management’s intent. The Company’s marketable securities have readily determinable fair values and are recorded at fair value using quoted market prices at the reporting date multiplied by the quantity held.

The change in unrealized holding gains and losses on AFS equity securities are included in change in unrealized loss on equity securities available for sale on the statement of comprehensive income. The change in unrealized holding gains and losses on AFS debt securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of AFS securities are determined on a specific-identification basis.

Premiums and discounts on debt securities are amortized or accreted over the life of the related AFS security as an adjustment to yield on a straight-line basis, which approximates the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the consolidated statements of comprehensive income. Dividend and interest income are recognized when earned.

For AFS debt securities that management has no intent to sell and believes that it more likely than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (loss). A decline in the market value of any AFS security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. For AFS equity securities, management considers the various factors described above, including its intent and ability to hold the equity security for a period of time sufficient for recovery to amortized cost. Where management lacks that intent or ability, the security’s decline in fair value is deemed to be other-than-temporary and is recorded in earnings. No other-than-temporary impairment was recorded during the six months ended June 30, 2020 and 2019. Management reviews its investment portfolio on a semi-annual basis to determine whether any event or economic circumstance has occurred to indicate if any security is impaired. An unrealized loss exists when the current fair value of a security is less than its amortized cost. Any security with an unrealized loss could result in an impairment. If the Company has made a decision to sell an impaired security or if it is more-likely than-not that the Company will be required to sell an impaired security, then an other-than-temporary impairment loss would be recorded through income.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(i)	Mortgage Loans Receivable

Mortgage loans receivable are classified as held-for-investment based on management’s intentions and ability to hold the loans until maturity. The mortgage loans receivable are stated at the amount of unpaid principal, net of unamortized loan commitment and modification fees, and adjusted for any charge-offs or allowance for loan losses. The Company’s mortgage loans receivable are primarily loans provided in connection with the construction and development of commercial income producing real estate projects. All of the Company’s mortgage loans receivable as of June 30, 2020 are secured by a first lien deed of trusts and/or mortgages on each borrower’s underlying real estate assets. The repayment of the Company’s mortgage loans receivable are ultimately dependent on the sale of the property securing each loan, the availability of capital to allow the borrower to refinance and/or recapitalize the property, and/or the successful operation of the borrower’s business and the sufficiency of the collateral. Risks related to the Company’s mortgage loans receivable include concentration of principal in a limited number of loans and borrowers, concentration as to Loans in a limited number of different markets, as to those loans which are secured by projects under construction their timely completion within the allowable budget and means of the borrower in accordance with the project specifications, and as to those loan which are secured by projects which are completed the ultimate performance of the property in a manner that supports the value of the property at an amount that exceeds the mortgage loans receivable.

(j)	Impairment and Allowance for Loan Losses

At June 30, 2020 and December 31, 2019, management determined no mortgage loans receivable were considered impaired, and all mortgage loan receivables were determined to have collateral with a fair value, less the estimated costs to sell, in excess of their respective outstanding loan balances. As a result, at June 30, 2020 and December 31, 2019, no mortgage loans receivable charge offs were taken, and no loan loss provision or related allowance was recorded.

Mortgage loans receivable are considered “impaired” if, based on current information and/or events, it is probable the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Management assesses and measures mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s outstanding balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s effective interest rate. Generally, when the fair value of the collateral, net of the estimated costs to sell, or the present value of the expected cash flows is less than the recorded investment in the loan, any shortfall is promptly charged off.

If applicable, an allowance for loan losses on mortgage loan receivables is established for shortfalls through a provision for loan losses charged against income and includes specific reserves for impaired loans. If any portion of a mortgage loan receivable is deemed to be uncollectible such amount is charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

In the first quarter of 2020, a pandemic related to a novel strain of coronavirus (COVID-19) was declared. The spread of COVID-19 in the first half of 2020 has caused significant volatility in the U.S. and international debt and equity markets. The extent of the impact of the COVID-19 pandemic on the financial performance of the Company's investments will depend on future developments, all of which are highly uncertain and cannot be predicted. The Company is continuing to actively manage its loan portfolio. Given that a large majority of the Company's current Loan commitments are secured by hotels, the coronavirus pandemic and the resulting current restrictions on travel could adversely impact our operations, the payment of debt service on our Loans, the payoff at scheduled maturity of our Loans, and the number of attractive prospective new loan opportunities presented depending on the length of time those restrictions remain in place and the economic environment following the removal of such restrictions. The largest current impact of the COVID-19 pandemic to the hospitality industry is on operating hotels. Of note, the large majority of the Company's real estate projects securing the Loans are currently under construction and not operating. As a result, the impact on projects under construction to date has not been as direct. Albeit, in some cases construction has been temporarily halted or slowed as a result of local ordinances related to the coronavirus pandemic and/or related interruptions in supply chains providing materials and goods. As a result of the above, the Company has either entered into or is in the process of entering into agreements related to certain of its loans providing for a reduction in the debt service pay rate for a stated period of time (“Forbearance Agreements”). Forbearance Agreements have also provided that the borrower contribute additional equity in support of property operations and debt service, and the full accrual of interest at the contract rate. As of June 30, 2020, the Company has entered into Forbearance Agreements of the nature described above with seven borrowers representing $131 million in outstanding principal as of the same date.

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was signed into law. The CARES Act includes an option for financial institutions to suspend the requirements of US GAAP for certain loan modifications related to the COVID-19 pandemic that would otherwise be categorized as a troubled debt restructure (TDR). In response, on April 3, 2020, the SEC's Chief Accountant issued a statement that financial statements prepared in accordance with this election would be considered to be prepared in accordance with US GAAP. Under the CARES Act, a financial institution may elect not to apply TDR accounting to modifications, including forbearance arrangements, interest rate modifications, repayment plans, and any other similar arrangements that defer or delay the payment of principal or interest, that meet the following conditions: (i) the modification is related to COVID-19 (i.e. the relief does not apply to any adverse impact on the credit of a borrower that is not related to the COVID-19 pandemic); (ii) the modified loan was not more than 30 days past due on December 31, 2019; and (iii) the modification was executed between March 1, 2020 and the earlier of (a) 60 days after the date the COVID-19 national emergency comes to an end or (b) December 31, 2020. The forbearances entered into by the Company with its borrowers met the criteria to apply the CARES Act relief, and as such, the modifications were not considered a TDR. As of June 30, 2020, the Company does not have any past due amounts from the borrowers and the loans are classified as performing; as such, the Company continues to accrue interest.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”).  ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income.  The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected.  Allowances for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset.  ASU No. 2016-13 also amends the impairment model for available-for-sale securities.  An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.  ASU No. 2016-13 also requires new disclosures.  For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes.  For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available for sale securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due.  ASU No. 2016-13 is effective for annual periods beginning January 1, 2023.  The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(k)	Deferred Loan Costs

Deferred loan costs for both loans payable and debenture notes payable represent commitment and other fees paid relating to loan payables, and legal, and other third-party costs associated with the Company obtaining financing, which result in a closing of such financing. Deferred loan costs are amortized over the life of each applicable loan payable using the straight-line method and are reflected as a direct deduction from the related debt liability in the accompanying consolidated balance sheets.

Amortization of deferred loan costs on loans payable totaled $856,334 and $588,638 for the six months ended June 30, 2020 and 2019, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At June 30, 2020 and December 31, 2019, the Company had $2,636,724 and $2,775,067, respectively, of unamortized deferred loan costs applicable to loans payable. Amortization of deferred loan costs on debenture notes payable totaled $271,639 and $271,188 for the six months ended June 30, 2020 and 2019, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At June 30, 2020 and December 31, 2019, the Company had $1,358,195 and $1,629,834, respectively, of unamortized deferred loan costs applicable to debenture notes payable.

(l)	Revenue Recognition and Accounts Receivable

Interest income on mortgage loans receivable is recognized using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the valuation analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. At June 30, 2020 and December 31, 2019, management determined that no loans met the nonaccrual classification.

Loan commitment and modification fees related to mortgage loan receivables are amortized over the life of each applicable loan receivable using the straight-line method and are reflected as a deduction from the related mortgage loans receivable in the accompanying consolidated balance sheets. Accretion of loan commitment and modification fees totaled $2,900,453 and $2,216,467 for the six months ended June 30, 2020 and 2019, respectively, which are included in interest income in the accompanying consolidated statements of comprehensive income. At June 30, 2020 and December 31, 2019, the Company had $10,331,695 and $12,734,898, respectively, of unamortized deferred commitment fees related to mortgage loan receivables.

At June 30, 2020 and December 31, 2019, there was no allowance for doubtful account receivables. If applicable, accounts receivables are reduced by an allowance for estimated uncollectable amounts. The Company considers a number of factors, including if accounts receivable are past due and the length of time receivables are past due, the previous loss history of the Company, and condition of the general economy and the industry as a whole in determining allowances for doubtful account receivables. Account receivables are written off when it is determined the receivable will not be collected.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(m)	Income Taxes

The Company is not a tax-paying entity and, accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements. All income and losses from the Company’s operations is allocated directly to HPI, its sole member, who is individually responsible for reporting its respective shares of the Company’s income or loss on its income tax return.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense, and penalties in general and administrative expenses. Management believes there are no uncertain tax positions at June 30, 2020 and December 31, 2019. The Company’s federal income tax returns for the years 2017 through 2019 are open under the normal three-year statute of limitations, and therefore, are subject to examination.

(2)	Marketable Securities

Proceeds from the sale of marketable securities were $0 and $17,584,210 during the six months ended June 30, 2020 and 2019, respectively. Gross realized gains and gross realized losses from the sale of marketable securities, included in “net realized gains on sales of marketable securities,” were $0 and $0, respectively, during the six months ended June 30, 2020. Gross realized gains and gross realized losses from the sale of marketable securities, included in “net realized gains on sales of marketable securities,” were $85,640 and $579,957, respectively, during the six months ended June 30, 2019. The change in net unrealized loss on corporate debt securities available for sale of $0 and $80,048 is reported as other comprehensive loss for the six months ended June 30, 2020 and 2019.

(3)	Mortgage Loans Receivable, Net

Mortgage loan receivables outstanding at June 30, 2020 and December 31, 2019 are as follows:

	June 30,	December 31,
	2020	2019
Mortgage loans receivable, gross	$487,939,641	297,991,788
Less current portion	(140,497,620)	(92,448,194)
Mortgage loans receivable, net of current portion	347,442,021	205,543,594
Less deferred loan commitment fees	(10,331,695)	(12,734,898)
Mortgage loans receivable, net - long-term	$337,110,326	192,808,696

The stated maturities of mortgage loans receivable, without consideration of payments received subsequent to June 30, 2020 and without consideration of various extension provisions provided for in the loans are as follows:

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)

Period ending June 30:
2020	$140,497,620
2021	224,736,588
2022	54,076,732
2023	68,628,701
2024	-
$487,939,641

(4)	Loans Payable, Net

Loans payable outstanding at June 30, 2020 and December 31, 2019 are as follows:

	June 30,	December 31,
	2020	2019
Loans payable, gross	$355,199,337	207,522,876
Less current portion	(117,898,116)	(68,886,140)
Loans payable, net of current portion	237,301,221	138,636,736
Less deferred loan costs	(2,636,724)	(2,775,067)
Loans payable, net - long-term	$234,664,497	135,861,669

Each of the Company’s loans payable are secured by the collateral assignment of a first lien deed of trusts and/or mortgage receivable described in note 3 above.

The Company is subject to certain financial covenants under various loans payable. The Company was in compliance with all financial covenants on June 30, 2020 and December 31, 2019.

The stated maturities of the loan’s payable are typically 60 to 90 days after the stated maturity of the first lien deed of trust and/or mortgage receivable securing the loan payable. The stated maturities of the loans payable for the next five years, without regard to certain extension provisions provided for in such loan payables, are as follows:

Period ending June 30:
2020	$117,898,116
2021	147,843,297
2022	38,662,413
2023	50,795,511
2024 and thereafter	-
$355,199,337

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(5)	Debenture notes payable, net and Note payable - other

(a)	Debenture notes, net

At June 30, 2020 and December 31, 2019, the Company had $48,133,900 and $48,192,261 in net debenture notes outstanding, respectfully (the “Debentures”). The Debentures provide for an interest rate of 8.0% per annum, paid quarterly in arrears. The maturity date for the Debentures is December 31, 2022 for debentures purchased before September 1, 2018 and June 30, 2023 for debentures purchased on or after September 1, 2018. The Company may redeem the Debentures, in whole or in part, at any time or from time to time, prior to the maturity date, after giving at least 30 days’ written notice to the holders of the Debentures.

	June 30,	December 31,
	2020	2019
Debenture notes, gross	$49,492,095	49,822,095
Less current portion	—	—
Debenture notes, net of current portion	49,492,095	49,822,095
Less deferred loan costs	(1,358,195)	(1,629,834)
Debenture notes, net - long-term	$48,133,900	48,192,261

The stated maturities of the Debentures are as follows:

Period ending:
December 31, 2022	$33,005,095
June 30, 2023	16,487,000
$49,492,095

(b)	Note payable - other

At June 30, 2020 and December 31, 2019, the Company had $3,100,000 in Note Payable – Other, resulting from a separate unsecured loan agreement providing for the same terms as the Debentures, described in footnote 5(a) above. The stated maturities of the notes are as follows:

Period ending:
December 31, 2023	$3,000,000
July 31, 2024	100,000
$3,100,000

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)

(6)	Related-party Transactions

(a)	Management Fee

The Company has entered into a management agreement (the “Management Agreement”) with HSF Holdings Management, LLC (the “Manager”), which provides for the Manager to provide general and administrative services to the Company, which includes, among other items, the personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year. The Manager receives a management fee of the greater of 1.5% of the new loan commitments closed by HSF in the calendar year or 1.0% of the principal payments received on existing financings during the calendar year. The management fee is intended to approximate the cost of providing the general and administrative services to the Company plus a reasonable profit thereon. The Management Agreement does not cover direct general and administrative expenses payable to 3rd parties which are unaffiliated with the Company and Manager which include, among other items, certain legal expenses, advertising, and accounting expense, which the Company pays directly. As of June 30, 2020 and 2019, the Company incurred $892,592 and $1,505,793, respectively, in management fees, of which $0 and $847,498 are included in accounts payable and other current liabilities on the consolidated balance sheets as of June 30, 2020 and December 2019.

(b)	Affiliated Note Payable

On November 15, 2018, Hall Structured Finance III, LLC (“HSF III”), a consolidated subsidiary of HPI, offered up to $10,000,000 in unsecured debentures (the “HSF III Debentures”). The HSF III Debentures provide for the payment of interest on a quarterly basis, in arrears, at a rate of 8% per annum. The maturity date for the HSF III Debentures issued on or before March 31, 2019 is December 31, 2023 and for HSF III Debentures issued on or after April 1, 2019 is June 30, 2024.

HSF III has used net proceeds from the HSF III Debentures during 2020 to make loans to the Company (the “HSF III Company Loan”). The HSF III Company Loan provides for borrowings up to $12,000,000, at an interest rate of 2.49%. As of June 30, 2020 and December 31, 2019, $8,872,882 and $9,085,919, respectively, were outstanding under the HSF III Company Loan, of which $45,914 and $159,919, respectively, relates to accrued and unpaid interest.

(c)	Guarantees

Affiliates of the Company guarantee certain loans payable of the Company.

(7)	Commitments and Contingencies

As of June 30, 2020, the Company has commitments of $912.6 million to fund loan amounts to third-party borrowers under its existing loan agreements. The Company anticipates funding the loan commitments from proceeds received from third-party banks and other capital sources, from existing capital resources, and/or internally generated capital resources. The Company has historically obtained bank loans on a loan-by-loan basis either directly or indirectly through a subsidiary, with payment of such bank loans guaranteed directly by the Company and/or its affiliates.

The Company believes that there are currently no pending legal matters that would materially affect the Company’s financial position, results of operations, or liquidity.

(8)	Subsequent Events

On July 24, 2020 a loan termination agreement was entered into whereby Hall Austin, LLC, a consolidated subsidiary, terminated an $80,000,000 loan with a borrower, of which $1,053 had been advanced as of the termination date.

Other than the matters disclosed within the notes to the consolidated financial statements, no matters or circumstances have arisen through and including September 1, 2020 that require further recognition or disclosure.

Item4.	Exhibits

Exhibit Number	Description
2.1	Certificate of Formation of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.2	First Amendment to Certificate of Formation of HSF Holdings, LLC*
2.3	Company Agreement of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.4	First Amendment to the Company Agreement of Hall Structured Finance II, LLC*
3.1	Form of Debenture Purchase Agreement*
3.2	Form of Debenture*
4.1	Form of Subscription Documents*
6.1	Management Agreement, dated as of January 1, 2017 , by and between Hall Structured Finance II, LLC and HSF Holdings Management, LLC*

 ________________

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on September 1, 2020.

Hall Structured Finance II, LLC

By:	/s/ Michael J. Jaynes
	Name:	Michael J. Jaynes
	Title:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Jaynes	President	September 1, 2020
Michael J. Jaynes	(Principal Executive Officer)

/s/ Donald L. Braun	Manager, Executive Vice President	September 1, 2020
Donald L. Braun	And Treasurer
(Principal Financial Officer and Principal Accounting Officer)